UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR 2Q04 PASSENGER TRAFFIC UP 16.32% YOY

2Q04 Highlights[1]:
  EBITDA increased by 41.51% to Ps.310.03 million.
  Total passenger traffic up by 16.32%.
  Total revenues up y 31.64%, mainly due to a 64.90% increase innon-aeronautical revenues.
  Commercial revenues per passenger increased by 59.71%, toPs.27.82 pesos per passenger.
  Operating income improved by 67.80%.
  EBITDA margin was 62.94% compared with 58.55% in 2Q03.

México D.F., July 26, 2004 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three and six-month periods ended June 30, 2004.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of June 30, 2004, and represent comparisons between the three-month period ended June 30, 2004, and the equivalent three-month period ended June 30, 2003. Tables state figures in thousand of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.5258.

ASUR 2Q04, Page 1 of 16

Passenger Traffic

For the second quarter of 2004, total passenger traffic increased year-over-year by 16.32%; domestic passenger traffic increased by 4.45%; and international passenger traffic increased by 24.96% .

The 4.45% growth in domestic passenger traffic mainly reflects the 20.25% increase in traffic at the Oaxaca airport resulting from the opening of two new routes to that destination, one by a domestic airline in November 2003 and another by an international airline in April 2004. Growth in domestic passenger traffic also was due to the 12.42% and 9.11% increase in traffic at the Tapachula and Villahermosa airports.

The 24.96% increase in international passenger traffic principally resulted from a 23.53% and 45.92% growth in traffic at the Cancun and Cozumel airports, respectively.

Total, domestic and international passenger traffic for the first half of the year, increased by 15.47%, 6.37% and 21.09%, respectively.

Table I: Domestic Passengers (in thousands)

Airport	2Q03	2Q04	% Change	1H03	1H04%
Cancun	575.9	594.6	3.26	984.2	1,038.5	5.52
Cozumel	22.4	21.9	(2.01)	41.3	41.0	(0.73)
Huatulco	58.6	62.3	6.23	108.0	112.8	4.45
Merida	203.9	197.0	(3.37)	386.1	391.5	1.38
Minatitlan	31.9	31.6	(0.72)	62.6	61.9	(1.25)
Oaxaca	96.4	115.9	20.25	203.1	245.1	20.70
Tapachula	43.4	48.8	12.42	89.3	96.4	7.86
Veracruz	114.3	118.9	3.98	224.9	228.2	1.49
Villahermosa	146.0	159.3	9.11	268.9	304.0	13.02
TOTAL	1,292.6	1,350.2	4.45	2,368.5	2,519.4	6.37

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q04, Page 2 of 16

Table II: International Passengers (in thousands)

						%
Airport	2Q03	2Q04	% Change	1H03	1H04	Change
Cancun	1,634.0	2,018.5	23.53	3,503.4	4,213.4	20.27
Cozumel	92.2	134.5	45.92	207.3	277.3	33.74
Huatulco	1.9	2.8	49.21	21.5	20.8	(3.21)
Merida	20.3	28.7	41.86	41.2	59.0	43.11
Minatitlan	0.5	0.6	23.53	1.1	1.2	2.63
Oaxaca	6.1	9.0	47.95	14.0	18.1	29.73
Tapachula	0.5	0.9	102.22	1.0	1.7	75.00
Veracruz	12.9	13.6	5.10	26.0	26.0	(0.31)
Villahermosa	6.5	9.1	40.31	12.1	17.7	45.39
TOTAL	1,774.8	2,217.8	24.96	3,827.6	4,635.0	21.09

Note: Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

						%
Airport	2Q03	2Q04	% Change	1H03	1H04	Change
Cancun	2,209.9	2,613.1	18.25	4,487.5	5,252.0	17.04
Cozumel	114.5	156.4	36.56	248.6	318.3	28.01
Huatulco	60.5	65.1	7.57	129.5	133.6	3.18
Merida	224.1	225.7	0.71	427.4	450.5	5.40
Minatitlan	32.4	32.3	(0.37)	63.8	63.0	(1.18)
Oaxaca	102.4	124.9	21.90	217.0	263.2	21.28
Tapachula	43.8	49.7	13.34	90.3	98.0	8.57
Veracruz	127.3	132.5	4.10	250.9	254.2	1.30
Villahermosa	152.5	168.4	10.43	281.1	321.6	14.42
TOTAL	3,067.5	3,568.1	16.32	6,196.1	7,154.4	15.47

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q04

Total revenues for 2Q04 increased year-over-year by 31.64% to Ps.492.6 million. This was mainly due to:

  An increase of 23.16% in revenues from aeronautical services,principally as a result of the above-mentioned increase in passenger traffic, and
  An increase of 64.90% in revenues from non-aeronautical services, principally as result of the 85.01% improvement in commercial revenues. This growth in commercial revenues reflects revenues from the direct operation of two restaurants
ASUR 2Q04, Page 3 of 16

and three convenience stores, which have been operated by ASUR since May 2004. During the quarter, the Company agreed to pay a one-time early termination fee of US$7 million to terminate a concessionaire's leases at the Cancun airport. (See table V)

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 85.01%, mainly due to:

  A 54.77% increase in duty-free revenues, primarily as a result ofthe growth in international passenger traffic, improved productmix and the opening of a new store in the satellite building of the Cancun airport in November 2003.
  An increase of 88.77% in food and beverage revenues, primarily as a result of ASUR's direct operation of two restaurants starting May 2004. The increase in food and beverage revenues alsoreflects new store openings as listed below:

Restaurant Concessions

Airport	Name	Month Opened

Cancun	Tequilería Cuervo	September 2003
Cancun	Coffe Bar	December 2003
Cancun	Margarita Ville	December 2003

Cozumel	Colombian Coffe	July 2003

Oaxaca	Restaurant	June 2003

Tapachula	Restaurant	July 2003

Veracruz	Snack bar	August 2003

Villahermosa	Restaurant	April 2003

  A 235.21% increase in retail revenues, mainly as a result ofgrowth in passenger traffic during the quarter, revenues from the operation of three convenience stores, the new stores at thedeparture gates at the Cancun airport, and new stores listedbelow:
ASUR 2Q04, Page 4 of 16

Store Concessions

Airport	Name	Month Opened

Cancun	Convenience Store	November 2003

Cancun (terminal 1)	Tiendas Tropicales	January 2004

Cancun (terminal 2)	Tiendas Tropicales	March 2004

Cancun (terminal 1)	Tiendas Tropicales	March 2004

Cancun (terminal 2)	Tiendas Tropicales	April 2004

Cozumel	Sunglass Hut	June 2003

Cozumel	Hard Rock	July 2003

Cozumel	Carlos & Charlie's	July 2003

Huatulco	Jewelry Store	November 2003

Merida	Clothing	October 2003

Oaxaca	Liquor Store	June 2003

  A 100.72% increase in advertising revenues, resulting from the creation of additional space for advertising and revenues relatingto the distribution of print advertising at Cancun airport, as well as revenues derived from a new auto exhibition space at Villahermosa airport.
  A 41.15% increase in revenue from banking and currencyexchange services, primarily resulting from American Express becoming fully operational after the completion of there modeling of Terminal 2 at the Cancun airport in August 2003and the increase in international passenger traffic.

Total operating costs and expenses for 2Q04 increased year-over-year by 13.05%, primarily as a result of:

  A 22.53% rise in costs of services mainly as a result of theincrease in maintenance expenses, costs related to the operationof restaurants and convenience stores and higher payrollresulting from the reallocation of certain functions from thecorporate to the airport level, principally at Cancun.
  A 16.63% decline in administrative expenses, mainly due to thereallocation of certain functions from the corporate to the airportlevel, principally at Cancun.
  A 41.74% increase in the cost of technical assistance, principallydue to the increase in EBITDA for the quarter (a basis for thecalculation of the fee).
  A 31.64% increase in concession fees mainly due to higher salesby concessionaires.
ASUR 2Q04, Page 5 of 16

  A 5.22% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets andimprovements made to concession assets.

Operating margin for 2Q04 improved to 43.28% from 33.96% in the second quarter of last year. This was mainly driven by the 31.64% increase in revenues, primarily the 64.90% growth in non-aeronautical revenues, which more than offset the 13.05% increase in costs and expenses for the quarter.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company's assets (including, in ASUR's case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.0 million for 2Q04. Of these payments, Ps.15.1 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.23.9 million in future income tax payments.

Net income for 2Q04 was Ps.128.46 million, a year-over-year increase of 69.42% . Earnings per common share for the quarter were Ps.0.4282, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.3715. This compares with Ps.0.2528, or EPADS of US$0.2193, for the same period last year.

Table IV: Summary of Consolidated Results for 2Q04

	2Q03	2Q04	% Change

Total Revenues	374,172	492,568	31.64
Aeronautical Services	298,107	367,138	23.16
Non-Aeronautical Services	76,065	125,430	64.90
Commercial Revenues	54,870	101,514	85.01
Operating Profit	127,054	213,195	67.80
Operating Margin %	33.96%	43.28%	27.47
EBITDA	219,086	310,029	41.51
EBITDA Margin %	58.55%	62.94%	7.50%
Net Income	75,826	128,461	69.42
Earnings per Share	0.2528	0.4282	69.42
Earnings per ADS in US$	0.2193	0.3715	69.41

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2004. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.5258

ASUR 2Q04, Page 6 of 16

Table V: Commercial Revenues per Passenger for 2Q04

	2Q03	2Q04%
			Change

Total Passengers (‘000)	3,151	3,650	15.84

Total Commercial Revenues	54,870	101,514	85.01
Commercial revenues from	1,674	10,236	511.47
direct operations
Commercial revenues	53,196	91,278	71.59
excluding direct operations

Total Commercial Revenue per	17.42	27.82	59.71
Passenger
Commercial revenue from	0.53	2.80	428.30
direct operations per
passenger
Commercial revenue per	16.89	25.01	48.16
passenger (excluding direct
operations)

Note:	For purposes of this table, 83.1 thousandand 81.5 thousand transit andgeneral aviation passengers are included for 2Q03 and 2Q04, respectively. Revenue figuresare shown in thousand of constant Mexican pesos as ofJune 30, 2004. Revenues from direct commercial operation include a restaurant and three conveniencestores.

Table VI: Operating Costs and Expenses for 2Q04

	2Q03	2Q04%
			Change
Costs of Services	95,738	117,310	22.53
Administrative	29,122	24,278	(16.63)
Technical Assistance	11,516	16,323	41.74
Concession Right	18,709	24,629	31.64
Depreciation and Amortization	92,032	96,834	5.22
TOTAL	247,117	279,373	13.05

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2004.

Consolidated Results for the Six-Month Period

Total revenues for the six-month period were Ps.956.0 million, reflecting a year-over-year increase of 26.51% . This was mainly due to:

  An increase of 21.19% in aeronautical services, resulting from the growth in international passenger traffic during the period;and
  An increase of 47.22% in non-aeronautical services, principall yas a result of the 60.18% improvement in commercial revenues.
ASUR 2Q04, Page 7 of 16

Commercial revenues for the six-month period increased year-over-year by 60.18%, mainly due to:

  A 44.13% rise in duty-free revenues, principally due to theincrease in international passenger traffic.
  A 54.62% increase in food and beverage revenues, reflecting revenues from the two restaurants which have been operated byASUR since May 2004; as well as the concession revenuesgenerated by new stores at the Cancun, Cozumel, Oaxaca,Tapachula, Veracruz and Villahermosa airports.
  A 133.08% increase in retail revenues, principally reflecting revenue from the three convenience stores that are beingoperated by ASUR since May 2004. The increase in retailrevenues also reflects income from the concessions granted to new convenience stores at the Cancun, Cozumel, Huatulco,Merida and Oaxaca airports and other stores at the Cancunairport.
  A 31.68% increase revenue from banking and currencyexchange services.
  An 83.90% increase in advertising revenues.

Table VII: Summary of Consolidated Results for the Six-Month Period

	1H03	1H04%
			Change
Total Revenues	755,675	956,006	26.51
Aeronautical Services	601,283	728,716	21.19
Non-Aeronautical Services	154,391	227,290	47.22
Commercial Revenues	112,079	179,534	60.18
Operating Profit	279,746	422,886	51.17
Operating Margin %	37.02%	44.23%	19.49
EBITDA	463,810	614,185	32.42
EBITDA Margin %	61.38%	64.24%	4.67
Net Income	167,425	260,607	55.66
Earnings per Share	0.5581	0.8687	55.66
Earnings per ADS in US$	0.4842	0.7537	55.66

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2004. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.5258

ASUR 2Q04, Page 8 of 16

Table VIII: Commercial Revenues for the Six-Month Period

	1HQ03	1H04%
			Change
Total Passengers (‘000)	6,364	7,321	15.04

Total Commercial Revenues	112,079	179,534	60.18
Commercial revenues from	3,428	10,236	198.60
direct operations
Commercial revenues	108,651	169,298	55.82
excluding direct operations

Total Commercial Revenue per	17.61	24.52	39.24
Passenger
Commercial revenues from	0.55	1.40	154.55
direct operations per
passenger
Commercial revenues per	17.07	23.12	35.44
passenger (excluding direct
operations)
Note	For purposes of this table, 168.0 thousandand 166.9 thousandtransit andgeneral aviation passengers are included for 2Q03 and 2Q04, respectively. Revenue figures are shown in thousand of constant Mexican pesos asof June 30, 2004. Revenues from direct commercial operation include a restaurant and three convenience stores.

Table IX: Operating Costs and Expenses for the Six-MonthPeriod

			%
	1H03	1H04	Change
Costs of Services	175,983	208,895	18.70
Administrative	53,673	52,717	(1.78)
Technical Assistance	24,427	32,412	32.69
Concession Right	37,782	47,797	26.51
Depreciation and Amortization	184,064	191,299	3.93
TOTAL	475,928	533,121	12.02

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2004.

Costs and expenses for the six-month period increased year-over-year by 12.02% .

The costs of services for the period increased year-over-year by 18.70% . This was due to an increase in maintenance expenses during the period, the reallocation in February 2004 of certain functions from the corporate to the airport level, as well as costs related to the direct operation by ASUR of two restaurants and three convenience stores.

Administrative expenses declined  by 1.78% reflecting  the  reorganization in February 2004 of  certain functions from  the  corporate to the airport level.

ASUR 2Q04, Page 9 of 16

Technical assistance costs for 1H04 increased by 32.69%, reflecting the corresponding increase in EBITDA during the period.

The 26.51% increase in concession fees was due to the year-to-date increase in overall revenues.

Depreciation and amortization for the first half of the year rose by 3.93%, mainly due to the above-mentioned capitalization of investments in fixed assets and improvements made to concession assets.

Operating margin for the six-month period increased to 44.23%, up from 37.02% for the first half of 2003. This increase was mainly driven by the increase in revenues and cost controls.

Net income for the six-month period increased by 55.66% to Ps.260.60 million. Earnings per common share for the period were Ps.0.8687, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.7537. This compares with Ps.0.5581, or EPADS of US$0.4842, for the same period last year.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the six-month period were Ps.769.89 million, resulting in a year-to-date average tariff per traffic unit of Ps.100.56. ASUR's regulated revenues accounted for approximately 80.53% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2004 Airport Facility Usage Rights and Airport Concessions represented 87.61% of the Company's total Assets, with current assets representing 9.36% and other assets 3.03% .

ASUR 2Q04, Page 10 of 16

On June 30, 2004 cash and marketable securities were Ps.855.84 million. On the same date, Shareholder's Equity was Ps.11,582.88 million and total Liabilities were Ps.712.78 million, representing 94.20% and 5.80% of total Assets, respectively. Total deferred liabilities represented 77.16% of the Company's total liabilities.

Capex

During the quarter, ASUR made investments of Ps.75.80 million as part of the Company's ongoing plan to modernize the airports of the group.

Corporate Developments

On April 29, 2004 ASUR held its annual ordinary shareholder's meeting in which it approved among other items, a regular net after-tax cash dividend, in the amount of Ps.0.56 per share, which was paid on May 31, 2004. The shareholders also approved the allocation of Ps.152.03 million to the creation of a reserve account for the repurchase of the Company's shares, which was created with the purpose of protecting the Company's share price. This share repurchase program is subject to Board Approval. However, the Company has no intention of entering into a share repurchase program at this time.

2Q04 Earnings Conference Call

Day:	Tuesday, July 27, 2004

Time:	11:00 AM US EST; 10:00 AM Mexico City time

Dial-in numbers:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)

Access Code:	8772085

Replay:	Starting Tuesday, July 27, 2004 at 2:00 PM US EST, ending at midnight US EDT on Tuesday, August 3, 2004. Dial-in number:
(800) 642-1687 (US & Canada); (706) 645-9291 (International
& Mexico). Access Code: 8772085.

ASUR 2Q04, Page 11 of 16

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q04, Page 12 of 16

Operating Results per Airport

	2Q03	2Q04%		1H03	1H04%
			Change			Change
Cancún
Aeronautical	223,514	282,576	26.42	452,156	559,407	23.72
Revenues
Non-aeronautical	54,171	100,230	85.03	110,086	178,196	61.87
Revenues
Operating Profit	132,999	205,512	54.52	279,301	403,832	44.59
EVITAD	190,620	267,432	40.30	394,543	525,301	33.14
Cozumel
Aeronautical	10,280	15,228	48.13	22,249	30,802	38.44
Revenues
Non-aeronautical	3,426	4,781	39.55	7,395	9,349	26.42
Revenues
Operating Profit	(437)	2,647	(705.72)	1,424	7,706	441.15
EVITAD	4,106	7,569	84.34	10,509	17,549	66.99
Merida
Aeronautical	19,044	20,417	7.21	36,782	40,353	9.71
Revenues
Non-aeronautical	6,928	7,387	6.63	13,546	14,844	9.58
Revenues
Operating Profit	2,821	2,586	(8.33)	5,909	4,406	(25.44)
EVITAD	10,417	10,930	4.92	21,102	21,094	(0.04)
Villahermosa
Aeronautical	13,158	14,635	11.23	24,278	28,034	15.47
Revenues
Non-aeronautical	3,850	4,137	7.45	7,467	7,926	6.15
Revenues
Operating Profit	4,819	5,465	13.41	8,398	9,036	7.60
EBITDA	9,510	10,410	9.46	17,780	18,925	6.44
Others
Aeronautical	32,111	34,283	6.76	65,819	70,121	6.54
Revenues
Non-aeronautical	7,689	8,896	15.70	15,897	16,974	6.77
Revenues
Operating Profit	(13,147)	(3,015)	(70.07)	(15,286)	(2,093)	(86.31)

TOTAL
Aeronautical	298,107	367,138	23.16	601,283	728,716	21.19
Revenues
Non-aeronautical	76,065	125,430	64.90	154,391	227,290	47.22
Revenues
Operating Profit	127,054	213,195	67.80	279,746	422,886	51.17
EBITDA	219,086	310,029	41.51	463,810	614,185	32.42

Note: All figures are in thousands of constant Mexican pesos as of June 30, 2004.

ASUR 2Q04, Page 13 of 16

Grupo Aeroportuario del Sureste, S.A. de C.v. Consolidated Balance Sheet as of June 30 th, 2004 and 2003 Thousands of Mexican pesos in purchasing power as of June 30 th, 2004

I t e m	June 2003	June 2004	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	611,889	855,838	243,949	39.87
Trade receivables, net	167,994	246,576	78,582	46.78
Recoverable taxes and other current assets	35,611	48,556	12,945	36.35

Total Current Assets	815,494	1,150,970	335,476	41.14

Fixed Assets
Machinery, furniture and equipment, net	64,421	81,170	16,749	26.00
Ri ghts to use airport facilities, net	2,179,003	2,110,147	(68,856)	(3.16)
Im provements to use airport facilities, net	620,681	964,936	344,255	55.46
Constructions in process	252,948	168,405	(84,543)	(33.42)
Others	21,356	31,236	9,881	46.27

Total Fixed Assets	3 ,138,409	3,355,894	217,485	6.93

Defferred Assets
Airports concessions, net	7,920,631	7,697,090	(223,541)	(2.82)
Defferred income taxes	-	0	0	-
Othe r	17,834	91,703	73,868	414.19

Total Defferred Assets	7,938,465	7,788,793	(149,672)	(1.89)

Total Assets	11,892,368	12,295,657	403,289	3.39

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	2,154	4,597	2,442	113.36
Notes payable	-	-	-	-
Accrued expenses and others payables	116,852	142,894	26,041	22.29

Total Current Liabilities	119,007	147,490	28,484	23.93

Long term liabilities
Other	17,657	15,302	(2,355)	(13.34)
Defferred income taxes	406,751	511,964	105,213	25.87
Defferred employees profit sharing	39,205	37,496	(1,709)	(4.36)
Labor Obli gations	667	528	(138)	(20.75)

Total long term liabilities	464,279	565,290	101,011	21.76

Total Liabilities	583,286	712,781	129,495	22.20

Stockholder's Equity
Capital stock	11,083,965	11,083,965	-	(0.00)
Legal Reserve	52,512	66,546	14,034	26.73
Share repurchase reserve	-	154,501	154,501	-
Net Income for the period	167,425	260,607	93,182	55.66
Retained earnings	5,180	17,257	12,076	233.12

Total stockholderps Equity	11,309,082	11,582,876	273,794	2.42
Total Liabilities ans Stockholder's Equity	11,892,368	12,295,657	403,289	3.39

ASUR 2Q04, Page 14 of 16

Grupo Aeroportuario del Sureste, S.A. de C.V, Consolidated Statement of Income from January 1 st, to June 30 th, 2004 and 2003 Thousands of Mexican pesos in purchasing power as of June 30 th, 2004

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2003	2004	%	2003	2004	%

Revenues
Aeronautical Services	601,283	728,716	21.19	298,107	367,138	23.16

Non-Aeronautical Services	154 ,391	227,290	47.22	76,065	125,430	64.90

Total Revenues	755,675	956,006	26.51	374,172	492,568	31.64

Operating Expenses

Cost of services	175,983	208,895	18.70	95,738	117,310	22.53
General and administrative expenses	53,673	52,717	(1.78)	29,122	24,278	(16.63)
Technical Assistance	24 ,427	32,412	32.69	11,516	16,323	41.73
Concession fee	37 ,782	47,797	26.51	18,709	24,629	31.64
De preciation and Amortization	184,064	191,299	3.93	92,032	96,834	5.22

Total Operating Expenses	475,928	533,121	12.02	247,117	279,373	13.05

Operating Income	279,746	422,886	51.17	127,054	213,195	67.80

Comprehensive Financing cost	21,161	(4,779)	(122.59)	14,110	134	(99.06)

Extraordinary and Special Items
Rescue Clause	13,219	2,369	(82.09)	13,219	(1,097)	(108.29)
S pecial items ( NMO Restructuring )	-	8,989	-	-	4,421	-

Income Before Income Taxes	287,689	406,749	41.39	127,946	210,005	64.13

Provision for Income Taxes	25,369	27,246	7.40	8,145	14,838	82.17
Defferred income taxes	94,895	118,896	25.29	43,975	66,705	51.69
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	167,425	260,607	55.66	75,826	128,461	69.42

Earnin g per share	0.5581	0.8687	55.66	0.2528	0.4282	69.42
Earning per ads usd	0.4842	0.7537	55.64	0.2193	0.3715	69.48

ASUR 2Q04, Page 15 of 16

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1 st, to June 30 th, 2004 and 2003
Thousands of Mexican pesos in purchasing power as of June 30 th, 2004

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2003	2004	%	2003	2004	%

Net Income for the Year	167,425	260,607	55.66	75,826	128,461	69.42

Depreciation and Amortization	184,064	191,299	3.93	92,032	96,834	5.22

Resources provided by operations	351,488	451,906	28.57	167,858	225,295	34.22

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	7,641	(73,312)	(1,059.44)	54,392	(8,241)	(115.15)
Recoverable taxes and other current assets	13,880	104,033	649.54	11,124	41,056	269.08
Other defferred assets	2,045	(78,634)	(3,944.59)	4,069	(78,461)	(2,028.41)

Increase (decrease) in:
Trade accounts payable	(474)	(5,761)	1,114.49	(314)	875	(378.62)
Accrued expenses and others payables	(68,829)	(55,168)	(19.85)	(77,927)	(58,466)	(24.97)
Long term liabilities	30,584	64,408	110.59	4,303	41,537	865.36

Resources provided by (used for) working capital	(15,153)	(44,434)	193.23	(4,354)	(61,700)	1,317.10

Resources provided by (used for) operatin g activities	336,335	407,472	21.15	163,504	163,595	0.06

Resources provided by (used for) financing activities:	(159,362)	(168,101)	5.48	(159,362)	(168,101)	5.48

Notes payable	-	-	-	-	-	-
Others	(159,362)	(168,101)	5.48	(159,362)	(168,101)	5.48

Resources provided by (used for) investin g activities:	(90,074)	(105,460)	17.08	(43,629)	(75,797)	73.73

Investments in machinery, furniture and equipment, net	(9,139)	(10,814)	18.33	2,039	(7,922)	(488.54)
Investments in rights to use airport facilities	(2,355)	(312)	(86.77)	(2,201)	(57)	(97.42)
Investments in constructions in process	(122,867)	(68,643)	(44.13)	(85,722)	(47,465)	(44.63)
Investments in others	44,287	(25,691)	(158.01)	42,256	(20,354)	(148.17)

Increase (Decrease) in cash and cash equivalents	86,900	133,911	54.10	(39,487)	(80,303)	103.37

Cash and cash equivalents at be ginning of the financial period	524,989	721,926	37.51	651,376	936,141	43.72

Cash and cash equivalents at the end of the financial period	611,889	855,838	39.87	611,889	855,838	39.87

ASUR 2Q04, Page 16 of 16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Name: Adolfo Castro Rivas Title: Director of Finance

Date: July 27, 2004